February 9, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Amendment Number 1 to Registration Statement on Form S-1

Filed January 29, 2016

File No. 333-208866

Ladies and Gentlemen:

The undersigned issuer hereby requests that the above captioned registration statement amendment be withdrawn so it can file a new amendment number 1 thereto.  The reasons for the withdrawal of the amendment are: (i) because a wrong file number was associated with the amendment and (ii) because certain exhibits were filed as part of the amendment and not as separate documents.

Very truly yours,

Sauer Energy, Inc.

By: /s/ Dieter Sauer, President and CEO

Dieter Sauer, President and CEO

1620 Emerson Avenue         Oxnard, CA 93033-1845

+1 888.829.8748         info@SauerEnergy.com        www.SauerEnergy.com